UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                     Environmental Solutions Worldwide, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29 408 K
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph A. Baratta, Esq.
                               Baratta & Goldstein
                                597 Fifth Avenue
                               New York, NY 10017
                                  212-750-9700
 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 30, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)


             If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. ?

             NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

             * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29 408
K
                              Page 2 of 10
--------------------------------------------------------------------------------
 .
           1. Names of Reporting Persons.
                    I.R.S.Identification Nos. of above persons (entities only).

                    AB Odnia
                    00-0000000
--------------------------------------------------------------------------------
           2. Check the Appropriate Box if a Member of a Group (See
Instructions)

(a) [ ] (b) [X]

--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)
                   WC
--------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e)           [ ]
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization

                  Kingdom of Sweden
--------------------------------------------------------------------------------

  Number of       7.   Sole Voting Power
   Shares                                       0 shares of Common Stock
  Beneficially
  Owned by Each   8.   Shared Voting Power
                                          --------------------------------------
  Reporting                                     5,221,429 shares of Common Stock
   Person With
                  9.   Sole Dispositive Power
                                                0 shares of Common Stock

                  10.  Shared Dispositive Power
                                               5,221,429 shares of Common Stock
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,221,429 (1) shares of Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
| 13. Percent of Class Represented by Amount in Row (11) 9.46%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
                                                                 CO
--------------------------------------------------------------------------------
(1) Includes 2,096,429 shares of common stock which is the subject of this Statement and 2,500,000 shares of common stock underlying a convertible debenture and 625,000 shares of common stock underlying warrants directly beneficially owned by AB Odnia. Does not include: (i) 2,234,705 shares of common stock; (ii) 1,033,333 shares of common stock underlying options owned directly beneficially by Bengt George Odner a director of AB Odnia as well as of Environmental Solutions Worldwide, Inc. and (iii) 517,000 shares of common stock owned by Ledelle Holding Limited, a corporation organized under the laws of Cyprus which is controlled by a trust of which Mr. Bengt George Odner is the beneficiary.

CUSIP No. 29 408
K
                              Page 3 of 10
 .

           1. Names of Reporting Persons.
                    I.R.S.Identification Nos. of above persons (entities only).

                    Bengt George Odner
                    000-00-0000
--------------------------------------------------------------------------------

           2. Check the Appropriate Box if a Member of a Group (See
Instructions)

                                                            (a) [ ] (b) [X]

--------------------------------------------------------------------------------
         3.        SEC Use Only
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)
                   WC
--------------------------------------------------------------------------------

          5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                    to Items 2(d) or 2(e)                                  [X]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                    Kingdom of Sweden
--------------------------------------------------------------------------------

  Number of      7.       Sole Voting Power
   Shares                                       3,268,038 shares of Common Stock
  Beneficially
  Owned by Each  8.       Shared Voting Power
                                             -----------------------------------
  Reporting                                     5,738,429 shares of Common Stock
   Person With
                 9.       Sole Dispositive Power
                                                3,268,038 shares of Common Stock

                 10.      Shared Dispositive Power
                                                5,738,429 shares of Common Stock
--------------------------------------------------------------------------------
                 11.     Aggregate Amount Beneficially Owned by Each Reporting
                        Person 9,006,467 (2) shares of Common Stock
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
                                                                            [ ]
         13.    Percent of Class Represented by Amount in Row (11)
                                                              16.31%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
                                                              IN
         ------------
          (2) Mr. Bengt George Odner is a director of Environmental Solutions Worldwide, Inc. as well as a director of AB Odnia and the beneficiary of a trust that controls Ledelle Holding Limited. Includes 2,096,429 shares of common stock, 2,500,000 shares of common stock underlying a convertible debenture and 625,000 shares of common stock underlying warrants directly owned by AB Odnia. Also includes 517,000 shares of common stock directly owned by Ledelle Holding Limited, a corporation organized under the laws of Cyprus. Further includes: (i) 2,234,705 shares of common stock; and (ii) 1,033,333 shares of common stock underlying options owned directly by Bengt George Odner.

CUSIP No. 29 408
K
                              Page 4 of 10
--------------------------------------------------------------------------------
 .
           1. Names of Reporting Persons.
                    I.R.S.Identification Nos. of above persons (entities only).

                    Lars Gorton
                    00-0000000
--------------------------------------------------------------------------------
           2. Check the Appropriate Box if a Member of a Group (See
Instructions)

(a) [ ] (b) [X]

--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)
                   WC
--------------------------------------------------------------------------------

          5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)                                  [  ]
--------------------------------------------------------------------------------

a.       Citizenship or Place of Organization

                    Kingdom of Sweden
--------------------------------------------------------------------------------

  Number of         7.    Sole Voting Power
   Shares                                           0 shares of Common Stock
  Beneficially
  Owned by Each     8.    Shared Voting Power
                                             -----------------------------------
  Reporting                                     5,221,429 shares of Common Stock
   Person With
                    9.    Sole Dispositive Power
                                                0 shares of Common Stock

                    10.   Shared Dispositive Power
                                                5,221,429 shares of Common Stock
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,221,429 (3) shares of Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
[ ] 13. Percent of Class Represented by Amount in Row (11) 9.46%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                         IN
--------------------------------------------------------------------------------
(3) Includes 2,096,429 shares of common stock which is the subject of this Statement and 2,500,000 shares of common stock underlying a convertible debenture and 625,000 shares of common stock underlying warrants directly beneficially owned by AB Odnia. Does not include: (i) 2,234,705 shares of common stock; (ii) 883,333 shares of common stock underlying options owned directly beneficially by Bengt George Odner a director of AB Odnia as well as of Environmental Solutions Worldwide, Inc. and (iii) 517,000 shares of common stock owned by Ledelle Holding Limited, a corporation organized under the laws of Cyprus which is controlled by a trust of which Mr. Bengt George Odner is the beneficiary.

CUSIP No. 29 408
K
                               Page 5 of 10
 .
           1. Names of Reporting Persons.
                    I.R.S.Identification Nos. of above persons (entities only).

                    Sture Odner
                    00-0000000
--------------------------------------------------------------------------------
           2. Check the Appropriate Box if a Member of a Group (See
Instructions)

                                                              (a) [ ] (b) [X]

--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)
                   WC
--------------------------------------------------------------------------------

          5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                    to Items 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                    Kingdom of Sweden
--------------------------------------------------------------------------------

  Number of       7.    Sole Voting Power
   Shares                                       0 shares of Common Stock
  Beneficially
  Owned by Each   8.    Shared Voting Power
                                           -------------------------------------
  Reporting                                     5,221,429 shares of Common Stock
   Person With
                  9.    Sole Dispositive Power
                                                0 shares of Common Stock

                  10.   Shared Dispositive Power
                                                5,221,429 shares of Common Stock
--------------------------------------------------------------------------------

                  11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,221,429 (4) shares of Common Stock
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
                                                                        [ ]
         13.  Percent of Class Represented by Amount in Row (11)
                                                              9.46%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
                                                              IN
------------------
(4) Includes 2,096,429 shares of common stock which is the subject of this Statement and 2,500,000 shares of common stock underlying a convertible debenture and 625,000 shares of common stock underlying warrants directly beneficially owned by AB Odnia. Does not include: (i) 2,234,705 shares of common stock; (ii) 883,333 shares of common stock underlying options owned directly beneficially by Bengt George Odner a director of AB Odnia as well as of Environmental Solutions Worldwide, Inc. and (iii) 517,000 shares of common stock owned by Ledelle Holding Limited, a corporation organized under the laws of Cyprus which is controlled by a trust of which Mr. Bengt George Odner is the beneficiary.

CUSIP No. 29 408
K
   Page 6 of 10
 .
           1. Names of Reporting Persons.
                    I.R.S.Identification Nos. of above persons (entities only).

                    Lena Laftman
                    00-0000000
--------------------------------------------------------------------------------
           2. Check the Appropriate Box if a Member of a Group (See
Instructions)

                                                                 (a) [ ] (b) [X]

--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)
                   WC
--------------------------------------------------------------------------------

          5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                    to Items 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                    Kingdom of Sweden
--------------------------------------------------------------------------------

  Number of        7.   Sole Voting Power
   Shares                                      0 shares of Common Stock
  Beneficially
  Owned by Each    8.   Shared Voting Power
                                           -------------------------------------
  Reporting                                    5,221,429 shares of Common Stock
   Person With
                   9.   Sole Dispositive Power
                                               0 shares of Common Stock

                   10.  Shared Dispositive Power
                                               5,221,429 shares of Common Stock
--------------------------------------------------------------------------------

                   11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,221,429 (5) shares of Common Stock
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
                                                                         [ ]
         13.  Percent of Class Represented by Amount in Row (11)
                                   9.46%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
                                                              IN
------------------
--------------------------------------------------------------------------------
(5) Includes 2,096,429 shares of common stock which is the subject of this Statement and 2,500,000 shares of common stock underlying a convertible debenture and 625,000 shares of common stock underlying warrants directly beneficially owned by AB Odnia. Does not include: (i) 2,234,705 shares of common stock; (ii) 883,333 shares of common stock underlying options owned directly beneficially by Bengt George Odner a director of AB Odnia as well as of Environmental Solutions Worldwide, Inc. and (iii) 517,000 shares of common stock owned by Ledelle Holding Limited, a corporation organized under the laws of Cyprus which is controlled by a trust of which Mr. Bengt George Odner is the beneficiary.

         ITEM 1.  SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Environmental Solutions Worldwide, Inc. (the "Company"), with its principal executive offices located at 335 Connie Crescent, Concord L4K 5R2, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.



         ITEM 2   IDENTITY AND BACKGROUND

(a) This Statement is being filed by each of the following persons pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Act"), promulgated by the Securities and Exchange Commission (the "Commission"): (i) AB Odnia, (ii) Bengt George Odner, (iii) Lars Gorton, (iv) Sture Odner, and (v) and Lena Laftman (collectively, the "Reporting Persons", and each a "Reporting Person").

(b) The business address for each of the Reporting Persons is in care of AB Odnia, Fenix Vag 14, Gustavsberg 13444, Sweeden.

(c)      AB Odnia is in the principal business of shipping.

(d) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons other than Bengt George Odner was (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On March 7, 2001, the Securities and Exchange Commission's ("SEC") Fort Worth, Texas district office, notified Mr. Bengt George Odner, the Chief Executive Officer and a director of AB Odnia as well as a current director and former officer of the Company that it intended to recommend an enforcement action against him individually. Subsequently on August 8, 2002, the SEC filed a civil lawsuit in the United States District Court for the District of Columbia claiming Mr. Odner and others purportedly associated both directly and/or indirectly with the Company allegedly violated certain anti-fraud, securities registration, periodic reporting, record keeping, beneficial ownership reporting, false statements to auditors and stock ownership disclosures provisions of federal securities laws from 1998 through 2000. The complaint sought injunctive relief against all defendants and fines and civil penalties from certain individual defendants. The Company and Mr. Odner entered into individual stipulations and consents that were confirmed by the United States District Court for the District of Columbia on June 3, 2003. Pursuant to the terms of the stipulation and consent, Mr. Odner is permanently enjoined from engaging in transactions, acts or practices which would constitute a violation of the securities laws.

(f) AB Odnia is a corporation incorporated under the laws of the Kingdom of Sweeden. Bengt George Odner, Lars Gorton, Sture Odner and Lena Laftman are citizens of the Kingdom of Sweden.


         ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 30, 2005 Environmental Solutions Worldwide, Inc. (the "Company") issued Mr. Bengt George Odner 150,000 five (5) year stock options exercisable at $1.00 per share for services performed as a director.

On November 8, 2005 the Company issued to AB Odnia as of September 12, 2005 a total of 71,429 shares of common stock representing interest earned on the $1.25 million debenture previously subscribed to by AB Odnia from the Company

On June 24, 2005 in a private arms length transaction AB Odnia purchased 525,000 shares of common stock using available capital for an aggregate purchase price of $288,750.00

On June 6, 2005, in a private transaction, AB Odnia purchased 1,500,000 shares of common stock from Damios Holdings Ltd. using available capital for an aggregate purchase price of $1.5 million

On September 15, 2004, AB Odnia converted its previously issued $1.25 million unsecured subordinated promissory note into a $1.25 million subscription for a $1.25 million debenture in the Company's private placement. In addition to receiving a debenture that is convertible into 2,500,000 shares, AB Odinia received 625,000 warrants to purchase common stock at $0.90 a share that were reset on April 21, 2005 by the Company to an exercise price of $0.85 per share. The funds represented by the original note that was subsequently converted into a subscription under the placement by AB Odnia were from available capital.

In addition to the 5,221,429 shares beneficially owned by AB Odnia, a corporation which Bengt George Odner serves as Chief Executive Officer and a director, Mr. Bengt George Odner individually is the beneficial owner of 2,234,705 shares of common stock. Of the foregoing shares, 1,176,470 shares of common stock were acquired in the Company's unit private placement on October 10, 2002 (the "Unit Placement") by way of Mr. Odner's election to convert moneys he had advanced/loaned from available capital to the Company into a subscription in the Unit Placement. In conjunction with the shares acquired in the Unit Placement, Mr. Odner acquired 1,176,470 warrants (that were originally exercisable through October 10, 2005 which exercise date was subsequently extended by the Company through April 27, 2006) from the Company by way of a subscription in the Company's Unit Private Placement on October 10, 2002 whereby each warrant upon exercise would be equal to 1/2 a share of common stock with an exercise price per warrant of $0.15, and warrants only being exercisable in even lots resulting in 2 warrants being exercisable at an aggregate exercise price of $0.30 for a share of common stock. Mr. Odner exercised these warrants on December 22, 2005 and received 588,235 shares of common stock. Also includes options to purchase 33,333 shares of common stock at $0.27 per share expiring August 6, 2013 and options to purchase 850,000 shares of common stock at $0.50 per share expiring August 11, 2009 and 150,000 options to purchase 150,000 shares of common stock at $1.00 per share expiring December 30, 2010 awarded to Mr. Odner in connection with his service as a member of the Company's board of directors.

Further, Mr. Odner is also the indirect beneficial owner of 517,000 shares of common stock which were purchased by Ledelle Holding Limited a Cyprus corporation. The shares were purchased in open market transactions using available cash of Ledelle Holding. Mr, Bengt George Odner is the beneficiary of a trust that controls Ledelle Holdings Limited.


         ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the shares of Common Stock for investment purposes. The Reporting Persons may consider making additional purchases of securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their shares of Common Stock in open-market or private transactions, depending upon prevailing market conditions and other factors.


         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


(a) and (b)

The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Company's issued and outstanding Common Stock shall be deemed to mean 55,219,001 the number of shares of Common Stock, reported by the Company to be issued and outstanding as of December 23, 2005 before giving effect in the case of AB Odnia and its directors Messrs Bengt George Odner, Lars Gorton and Sture Odner and Miss Lena Laftman to the issuance of up to 2,500,000 shares of common stock upon the conversion of a debenture and the exercise of 625,000 warrants held by AB Odnia and in addition to the foregoing and solely in the case of Bengt George Odner to the issuance of up to 1,033,333 shares of common stock upon the exercise of options.

            (i) Amount beneficially owned:

            AB Odnia is the beneficial owner of 5,221,429 shares of common stock which includes: 71,429 shares of Common Stock issued on November 8, 2005 as interest by the Company on convertible debentures; 525,000 shares of Common Stock purchased in a private transaction for $0.55 a share on June 24, 2005; 1,500,000 shares of Common Stock purchased in a private transaction for $1.00 a share on June 6, 2005; and 2,500,000 shares of common stock underlying convertible debenture purchased September 15, 2004 from the Company in a private placement ("September Placement") and 625,000 shares of common stock underlying warrants acquired by AB Odnia in the September Placement which are directly beneficially owned by AB Odnia. Mr. Bengt G. Odner is the Chief Executive Officer and a director of AB Odnia and Mr. Lars Gorton, Mr. Sture Odner and Miss Lena Laftman serve as directors of AB Odnia.

            In addition to the 5,221,429 shares of common stock beneficially owned by AB Odnia, Mr. Bengt George Odner individually is the beneficial owner of 3,268,038 shares of common stock. Of the foregoing shares, 220,000 shares were acquired on the open market on November 22, 2005 at $0.81 a share; 1,176,470 shares of common stock were acquired in the Company's unit private placement on October 10, 2002 (the "Unit Placement") by way of Mr. Odner's election to convert moneys he had advanced/loaned from available capital to the Company into a subscription in the Unit Placement. In conjunction with the shares acquired in the Unit Placement, Mr. Odner acquired 1,176,470 warrants that were originally exercisable through October 10,

2005 and were subsequently extended through April 27, 2006. The warrants were acquired from the Company by way of a subscription in the Company's Unit Private Placement on October 10, 2002 whereby each warrant upon exercise would be equal to 1/2 a share of common stock with an exercise price per warrant of $0.15, and warrants only being exercisable in even lots resulting in 2 warrants being exercisable at an aggregate exercise price of $0.30 for a share of common stock. Mr. Odner exercised these warrants on December 22, 2005 and received 588,235 shares of common stock. Also includes options to purchase 33,333 shares of common stock at $0.27 per share expiring August 6, 2013 options to purchase 850,000 shares of common stock at $0.50 per share expiring August 11, 2009 and options to purchase 150,000 shares of common stock at $1.00 per share expiring December 30, 2010 awarded to Mr. Odner in connection with his service as a member of the Company's board of directors.

            Further, Mr. Odner is the beneficiary of a trust that controls Ledelle Holding Limited which purchased: 93,000 shares of Common Stock on the open market on November 18, 2005 at $0.76 per share; 223,000 shares of Common Stock on the open market on November 22, 2005 at $0.83 per share; 48,000 shares of Common Stock on the open market on November 30, 2005 at $0.80 a share; and 153,000 shares of Common Stock on the open market on December 1, 2005 at $0.83 a share.


            (ii) Percent of class:

(a)      See notes (1) through (5) on pages 2 through 6.

(b) See Item 11 on pages 2 through 6.

(c) Except as described in this Statement none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Persons have any agreements with respect to the Common Stock or other securities of the Company.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                                               SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: JANUARY 9, 2006
                                   AB ODNIA

                                   /S/ BENGT G. ODNER
                                   BENGT G. ODNER - DIRECTOR, CHIEF EXECUTIVE
                                   OFFICER

                                   AB ODNIA

                                   /S/LARS GORTON
                                   LARS GORTON - DIRECTOR

                                   AB ODNIA

                                   /S/STURE ODNER
                                   STURE ODNER - DIRECTOR

                                   AB ODNIA


                                   /S/LENA LAFTMAN
                                   LENA LAFTMAN - DIRECTOR


                                   /S/ BENGT G. ODNER
                                   BENGT G. ODNER, INDIVIDUALLY